FILED BY OMEGA HEALTHCARE INVESTORS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED UNDER RULE 14A-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FILING BY: OMEGA HEALTHCARE INVESTORS, INC. (“OMEGA”)

SUBJECT COMPANY: AVIV REIT, INC. (“AVIV REIT”)

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON FORM S-4: 333-201359

200 International Circle Suite 3500 Hunt Valley, MD 21030 (410) 427-1700

YOUR VOTE IS IMPORTANT

PLEASE VOTE YOUR PROXY TODAY

March 13, 2015

Dear Stockholder:

Recently, you should have received proxy materials in connection with the Special Meeting of Stockholders of Omega Healthcare Investors, Inc. (“Omega” or “OHI”) to be held on March 27, 2015. Your vote is very important no matter how many shares you hold.

As you know, Omega, Aviv REIT, Inc. and certain of their subsidiaries have entered into a merger agreement dated October 30, 2014, pursuant to which Aviv will merge with and into a wholly owned Omega subsidiary for the purpose of effecting the merger. Following the merger, the Omega subsidiary will be the surviving entity in the merger and will continue to be a wholly owned subsidiary of Omega. The Omega board of directors and the Aviv board of directors have unanimously approved the merger agreement and the transactions contemplated by the merger agreement.

According to our latest records, we have not received your proxy for this important meeting.

For the reasons set forth in the proxy statement, dated February 25, 2015, the Omega board of directors recommends that you vote “FOR” all proposals on the meeting agenda. Please vote via the internet or telephone as soon as possible or alternatively, please sign, date, and return the enclosed duplicate proxy card (see the instructions on reverse side).

IMPORTANT RECENT DEVELOPMENT

ISS Proxy Advisory Services, Glass Lewis & Co. and Egan-Jones Proxy Services, the influential proxy advisory firms which advise institutional investors, have each recommended that OHI stockholders vote FOR all proposals on the meeting agenda at the Omega Healthcare special meeting.

Please vote your shares today. If you have any questions or need assistance voting your shares, please call D.F. King toll free at (800) 814-8954 or collect at (212) 269-5550. On behalf of your Board of Directors, thank you for your cooperation and continued support.

Sincerely,

C. Taylor Pickett
Chief Executive Officer

You may use one of the following simple methods to promptly vote your shares:

1.   Internet: Go to the website listed on your proxy card. Have your control number listed on the proxy ready and follow the simple instructions.

2.   Telephone: Call the toll-free number listed for this purpose on your proxy card. Have your control number listed on the proxy ready and follow the simple instructions.

3.   Mail: Mark, sign, date and return your proxy card and return it in the postage-paid return envelope provided.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed acquisition of Aviv, Omega filed a registration statement on Form S-4, as amended with the SEC. The registration statement on Form S-4, as amended, was declared effective by the SEC on February 25, 2015. Omega and Aviv mailed a joint proxy statement/prospectus to their respective stockholders on or about February 25, 2015. IN RESPECT TO ANY DECISION BY A SECURITY HOLDER IN RELATION TO THE JOINT PROXY STATEMENT/PROSPECTUS OR SHAREHOLDER VOTE, SUCH SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other documents filed by Omega and Aviv, at the SEC’s website (www.sec.gov). Those documents, as well as Omega’s other public filings with the SEC, may be obtained without charge at Omega’s website at www.omegahealthcare.com. In addition, copies of the definitive proxy statement/prospectus, as well as Aviv’s other public filings with the SEC, may be obtained without charge at Aviv’s website at www.avivreit.com.

Omega, Aviv, their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Omega’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Omega on April 29, 2014, and information regarding Aviv’s directors and executive officers is available in its proxy statement for its 2014 annual meeting of stockholders, filed with the SEC by Aviv on April 15, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the registration statement and the joint proxy statement/prospectus (or will be contained in any amendments or supplements thereto and in other relevant materials to be filed with the SEC, when they become available). These documents can be obtained free of charge from the sources indicated above.